

Mail Stop 3561

September 22, 2009

Mr. Andrew Schenker
Chief Executive Officer
Boveran Diagnostics, Inc.
638 Main Street
Lake Geneva, Wisconsin 53147

> **Re:** **Boveran Diagnostics, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2008**
> **Filed February 13, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 19, 2009**
> **Commission File No. 333-127597**

Dear Mr. Schenker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended September 30, 2008

Financial Statements, page 11

Statements of Operations, page 13

1. In light of the sale of the boat brokerage business to Speedy X Change (a company owned by Jason Eck) on July 26, 2008, it appears that you will no longer generate revenues or cash flows from this activity and will not have any continuing involvement in the boat brokerage business. It appears that upon this sale the company no longer has any revenue generating operations and is effectively a shell corporation. Please tell us your basis in GAAP for not reflecting the boat brokerage previously conducted by the company as discontinued operations in your financial statements. Refer to paragraphs 41 through 44 of SFAS 144.

Note 8 – Common Stock, page 20

2. We note that during fiscal 2008 you issued a total of 4,427,973 shares of common stock issued as consideration for services and that you valued this common stock at $0.007 per share. Please tell us and disclose how you determined the fair value of this common stock. Refer to paragraphs 7-8 of SFAS 123(R) and EITF 96-18.

Item 8A(T). Controls and Procedures, page 17

Management's Report on Internal Control Over Financial Reporting, page 22

3. It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In performing your evaluation, you may find the following documents helpful:

    ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider discussing management's failure to perform or complete its report on internal control over financial reporting in the evaluation of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certifications

4. Please amend your filing to revise your certifications to include the language regarding internal controls over financial reporting in the introductory language in paragraph 4 and paragraph 4.b. Also, please replace "small business issuer" with "registrant" in your certification. Additionally, please ensure that the certification is updated as of a recent date. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

5. The comments on the Form 10-KSB should be applied to the Form 10-Q to the extent applicable.

Financial Statements, page 3

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page 6

6. We note that an outside third party purchased the notes payable to two stockholders during the nine months ended June 30, 2009. We further note that the loans and related party balances have been reclassified to "notes payable" and that the third party was issued a new note payable for payment of other expenses on behalf of the Company. Please describe this transaction to us, including the

substance behind the transaction, the reasons why this transaction was consummated, with whom the transaction was entered into, and how you accounted for the transaction.

7. We note that a stockholder of the company personally assumed the outstanding debt and interest on a line of credit held by the company and a stockholder personally assumed two stockholder loans/related party balances and certain credit card debt. Please tell us what consideration, if any, was given to the stockholder for the assumption of debt. Please also tell us how the assumption of debt with your stockholder was structured and how you accounted for it. In doing so, please tell us if the amounts of debt assumed continue to be presented on your balance sheet and why or why not. In light of the changes in debt during the interim periods, please consider providing a footnote that explains your debt balances and the changes in the accounts during the period.

Note 2 – Notes Payable/Stockholder Loans, page 7

8. We note your disclosure that on January 2, 2009 you revised and re-issued certain promissory notes in the face amount of $173,257 and $55,000 to two individuals which were due and in default from December 31, 2007. The notes were revised and re-issued as convertible debentures which would pay 7.5% interest and be convertible by the lenders at a conversion price equal to the par value of your common shares (presently $.001 per share). The company does not have sufficient authorized shares for the full exercise of these notes and the notes contain a provision limiting the conversion by any party to not more than 4.99% of ownership of the stock of the company taking into account all of the holdings of the converting party. Please tell us how you are accounting for these revised and re-issued convertible debentures and your basis in GAAP for your accounting. Also, please specifically address whether there is a beneficial conversion feature associated with these convertible securities.

Note 4 – Recent Material Transaction, page 8

9. We note you entered into a letter of intent with STB Telemedia, Inc. on May 18, 2009 and that on July 16, 2009 you executed a formal joint venture agreement to operate the business of STB Telemedia, Inc. under the auspices of the Company as a co-owner thereof. We also note that you expect to complete the merger transaction on or before September 15, 2009. Please tell us whether the merger has been consummated. If the merger was consummated or is expected to be consummated in the near future, please tell us the following:

   - Tell us how you accounted for this transaction or will account for it, and provide us with your anticipated disclosures.

- Tell us how the joint venture agreement to operate the STB Telemedia, Inc. is structured and how you are accounting for the agreement.

- Tell us whether you considered filing an Item 2.01 Form 8-K disclosing the acquisition, including items (a) – (e) of Item 2.01.

- Tell us how you considered the filing requirements of Item 2.01(f) of Form 8-K. Please be advised that for transactions between a shell company and a private operating company where the registrant ceases to be a shell company, Item 2.01(f) requires you to file a Form 8-K no later than four business days after the consummation of the acquisition. That Form 8-K must include for the private operating company all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Notwithstanding the consummation of the merger, please ensure that you provide information on STB Telemedia, Inc., including how long STB Telemedia, Inc. has been in business and the types of media technologies they currently market and license. Also disclose the specific types of new media technologies you plan to create, market and license and how you plan to identify and acquire new technologies in the Multi-media sector, develop them and bring them to the marketplace. Your disclosure should also specifically address how you expect to generate revenues from this business.

Exhibit 31.1, Certifications

10. Please amend your filing to revise your certifications to include the language regarding internal controls over financial reporting in the introductory language in paragraph 4 and paragraph 4.b. Also, please replace "small business issuer" with "registrant" in your certification. Refer to Item 601(b)(31) of Regulation S-K Please be advised that you may file an abbreviated amendment that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Additionally, please note that these certifications must be updated as of a recent date.

Exhibit 32.1

11. Your certification identifies the wrong company.   Please correct this in your amended filing and ensure that the certification is updated as of a recent date.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or, in her absence Yong Kim, Staff Accountant at (202) 551-3323, if you have questions regarding the comments. You may contact me at (202) 551-3344 if you have any other questions.

Sincerely,

Jennifer Thompson
Branch Chief